                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549
                             --------------------
                                   FORM 11-K

                    FOR FISCAL YEAR ENDED DECEMBER 31, 1998

(Mark One)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
       OF 1934

       For the fiscal year ended December 31, 1998

                                      OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the transition period from                  to

       Commission file number: 1-8972

              INDYMAC/INDYMAC MORTGAGE HOLDINGS, INC. 401(k) Plan
            155 North Lake Avenue, Pasadena, California  91101-7211
                       (Full title and address of plan)

                        ------------------------------

                        INDYMAC MORTGAGE HOLDINGS, INC.
            (Exact name of registrant as specified in its charter)

FINANCIAL STATEMENTS AND EXHIBITS

(a)     Financial Statements

Filed as part of this report on Form 11-K are the audited financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA as of and for the year ended December 31, 1998.

(b)     Exhibit

         23.  Consent of Independent Certified Public Accountants

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                             IndyMac/IndyMac Mortgage Holdings, Inc. 401(k) Plan
                             ---------------------------------------------------
                                                                  (Name of Plan)

                                                 /s/ Carmella Grahn
Date: July 1, 1999                           By: -------------------------------
                                             Name: Carmella Grahn
                                                   Executive Vice President,
                                                   Chief Financial Officer

               IndyMac/IndyMac Mortgage Holdings, Inc. 401(k) Plan

                Financial Statements and Supplemental Schedules

                         Year Ended December 31, 1998



                               TABLE OF CONTENTS


Report of Independent Certified Public Accountants........................... 1

Statements of Net Assets Available for Benefits.............................. 2

Statement of Changes in Net Assets Available for Benefits.................... 3

Notes to Financial Statements................................................ 4

                            Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes................... 8

Line 27d - Schedule of Reportable Transactions............................... 9

                                   Exhibits

Consent of Independent Certified Public Accountants..........................10

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
              --------------------------------------------------


Board of Directors
IndyMac Mortgage Holdings, Inc.

We have audited the accompanying statements of net assets available for benefits of IndyMac/IndyMac Mortgage Holdings, Inc. 401(k) Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP
Los Angeles, California
June 11, 1999

               IndyMac/IndyMac Mortgage Holdings, Inc. 401(k) Plan
                Statements of Net Assets Available for Benefits
                       As of December 31, 1998 and 1997



Assets                                                     1998          1997
                                                        ----------    ----------
  Investments, at fair value:
    Shares of registered investment companies:
      Scudder Growth and Income Fund*                   $1,077,759    $  673,628
      Scudder International Fund*                          424,775       235,606
      Scudder Income Fund*                                 331,182       126,308
      Scudder Cash Investment Trust*                           370            26
      IDS New Dimensions Fund                              793,419       383,094
      IDS Mutual Fund                                      390,014       185,266
      Countrywide Institutional Government Income Fund     403,022       236,168
      Countrywide Utility Fund                             171,522         7,564
      Countrywide Equity Fund                               94,888         1,334
      Countrywide Adjustable Rate U.S.
       Government Securities Fund                           51,358        26,386
      Countrywide Intermediate Term
       Government Income Fund                               12,833           877
    Scudder Stock Index Common Collective Trust*         1,029,408       499,832
    Countrywide Credit Industries, Inc. Common Stock     1,479,486     2,092,506
    IndyMac Mortgage Holdings, Inc. Common Stock*          730,504       118,710
    Participant notes receivable                           139,883        77,299
    Other                                                   10,529          --
                                                        ----------    ----------
            Total investments                            7,140,952     4,664,604

  Receivables:
    Employer's contributions                                18,884       134,545
    Participants' contributions                             48,767       120,323
                                                        ----------     ---------
            Total receivables                               67,651       254,868

Net Assets Available for Benefits                       $7,208,603    $4,919,472
                                                        ==========    ==========

*Parties-in-interest

The accompanying notes are an integral part of these statements.

              IndyMac/IndyMac Mortgage Holdings, Inc. 401(k) Plan
           Statement of Changes in Net Assets Available for Benefits
                             With Fund Information
                         Year Ended December 31, 1998


                                                                               Participant Directed
                                                          --------------------------------------------------------------------------
                                                             Scudder
                                                            Growth &              Scudder             Scudder          Scudder Cash
                                                           Income Fund       International Fund     Income Fund     Investment Trust
                                                          --------------------------------------------------------------------------
Additions to net assets attributed to:
   Investment Income:
      Net appreciation (depreciation) in fair value of
      investments                                        $    (47,255)       $      3,030           $    (7,233)     $           -
      Interest                                                100,451              44,470                20,892                  2
      Dividends                                                     -                   -                     -                  -
                                                          -----------        ------------           -----------      -------------
                                                               53,196              47,500                13,659                  2

   Contributions:
      Employer's                                                    -                   -                     -                  -
      Participants'                                           419,020             138,658               102,444                369
      Rollovers                                                63,265               3,878                86,496                  -
                                                          -----------        ------------           -----------      -------------
                                                              482,285             142,536               188,940                369
                                                          -----------        ------------           -----------      -------------
         Total Additions                                      535,481             190,036               202,599                371

Deductions from (returns to) net assets attributed to:
   Distributions paid to participants                         109,192              35,494                28,473                (13)
   Administrative expenses                                         94                   -                   981                  -
                                                          -----------        ------------           -----------      -------------
         Total Deductions                                     109,286              35,494                29,454                (13)
                                                          -----------        ------------           -----------      -------------

Net Increase (decrease) prior to Interfund transfers          426,195             154,542               173,145                384

Interfund transfers (net)                                     (22,064)             34,627                31,729                (40)
                                                          -----------        ------------           -----------      -------------
   Net increase (decrease)                                    404,131             189,169               204,874                344

Net Assets Available for Benefits:
   December 31, 1997                                          673,628             235,606               126,308                 26
                                                          -----------        ------------           -----------      -------------
   December 31, 1998                                      $ 1,077,759        $    424,775           $   331,182      $         370
                                                          ===========        ============           ===========      =============


                                                                               Participant Directed
                                                          --------------------------------------------------------------------------
                                                                                                     Countrywide
                                                                                                    Institutional
                                                              IDS New             IDS                Government       Countrywide
                                                          Dimensions Fund     Mutual Fund            Income Fund      Utility Fund
                                                          --------------------------------------------------------------------------
Additions to net assets attributed to:
   Investment Income:
      Net appreciation (depreciation) in fair value of
      investments                                        $    110,705        $    (21,882)          $         -      $      16,368
      Interest                                                 46,121              50,458                18,158              4,768
      Dividends                                                     -                   -                     -                  -
                                                          -----------        ------------           -----------      -------------
                                                              156,826              28,576                18,158             21,136

   Contributions:
      Employer's                                                    -                   -                     -                  -
      Participants'                                           271,676             160,394               102,262             28,929
      Rollovers                                                27,698              29,835                15,517             31,916
                                                          -----------        ------------           -----------      -------------
                                                              299,374             190,229               117,779             60,845
                                                          -----------        ------------           -----------      -------------
         Total Additions                                      456,200             218,805               135,937             81,981

Deductions from (returns to) net assets attributed to:
   Distributions paid to participants                          54,082              25,682                36,509              3,180
   Administrative expenses                                          -                   -                   194                  -
                                                          -----------        ------------           -----------      -------------
         Total Deductions                                      54,082              25,682                36,703              3,180
                                                          -----------        ------------           -----------      -------------

Net Increase (decrease) prior to Interfund transfers          402,118             193,123                99,234             78,801

Interfund transfers (net)                                       8,207              11,625                67,620             85,157
                                                          -----------        ------------           -----------      -------------
   Net increase (decrease)                                    410,325             204,748               166,854            163,958

Net Assets Available for Benefits:
   December 31, 1997                                          383,094             185,266               236,168              7,564
                                                          -----------        ------------           -----------      -------------
   December 31, 1998                                      $   793,419        $    390,014           $   403,022      $     171,522
                                                          ===========        ============           ===========      =============



                                                                               Participant Directed
                                                          --------------------------------------------------------------------------
                                                                               Countrywide           Countrywide          Scudder
                                                                             Adjustable Rate         Intermediate       Stock Index
                                                           Countrywide       U.S. Government        Term Government       Common
                                                           Equity Fund       Securities Fund         Income Fund    Collective Trust
                                                          --------------------------------------------------------------------------
Additions to net assets attributed to:
   Investment Income:
      Net appreciation (depreciation) in fair value of
      investments                                        $     11,730        $       (853)          $       140      $     196,180
      Interest                                                    389               2,317                   429              1,208
      Dividends                                                     -                   -                     -                  -
                                                          -----------        ------------           -----------      -------------
                                                               12,119               1,464                   569            197,388

   Contributions:
      Employer's                                                    -                   -                     -                  -
      Participants'                                            10,547              24,719                16,247            404,857
      Rollovers                                                     -                 932                   932             36,812
                                                          -----------        ------------           -----------      -------------
                                                               10,547              25,651                17,179            441,669
                                                          -----------        ------------           -----------      -------------
         Total Additions                                       22,666              27,115                17,748            639,057

Deductions from (returns to) net assets attributed to:
   Distributions paid to participants                             359               2,143                 5,550             69,993
   Administrative expenses                                          -                   -                     -                144
                                                          -----------        ------------           -----------      -------------
         Total Deductions                                         359               2,143                 5,550             70,137
                                                          -----------        ------------           -----------      -------------

Net Increase (decrease) prior to Interfund transfers           22,307              24,972                12,198            568,920

Interfund transfers (net)                                      71,247                   -                  (242)           (39,344)
                                                          -----------        ------------           -----------      -------------
   Net increase (decrease)                                     93,554              24,972                11,956            529,576

Net Assets Available for Benefits:
   December 31, 1997                                            1,334              26,386                   877            499,832
                                                          -----------        ------------           -----------      -------------
   December 31, 1998                                      $    94,888        $     51,358           $    12,833      $   1,029,408
                                                          ===========        ============           ===========      =============



                                                                              Non-Participant Directed
                                                          --------------------------------------------------------------------------
                                                                                Countrywide
                                                           Participant        Credit Industries    IndyMac Mortgage
                                                              Notes                 Inc.             Holdings, Inc.
                                                           Receivables         Common Stock           Common Stock        Other
                                                          --------------------------------------------------------------------------
Additions to net assets attributed to:
   Investment Income:
      Net appreciation (depreciation) in fair value of
      investments                                        $          -        $    290,116           $  (779,514)     $           -
      Interest                                                      -                   -                     -                  -
      Dividends                                                     -               6,650                71,231                  -
                                                          -----------        ------------           -----------      -------------
                                                                    -             296,766              (708,283)                 -

   Contributions:
      Employer's                                                    -                   -               777,091           (134,545)
      Participants'                                            62,584                   -                25,916           (120,323)
      Rollovers                                                     -                   -                12,419                  -
                                                          -----------        ------------           -----------      -------------
                                                               62,584                   -               815,426           (254,868)
                                                          -----------        ------------           -----------      -------------
         Total Additions                                       62,584             296,766               107,143           (254,868)

Deductions from (returns to) net assets attributed to:
   Distributions paid to participants                               -              61,911                10,397             73,364
   Administrative expenses                                          -                   -                     -                412
                                                          -----------        ------------           -----------      -------------
         Total Deductions                                           -              61,911                10,397             73,776
                                                          -----------        ------------           -----------      -------------

Net Increase (decrease) prior to Interfund transfers           62,584             234,855                96,746           (328,644)

Interfund transfers (net)                                           -            (847,875)              515,048            339,173
                                                          -----------        ------------           -----------      -------------
   Net increase (decrease)                                     62,584            (613,020)              611,794             10,529

Net Assets Available for Benefits:
   December 31, 1997                                           77,299           2,092,506               118,710                  -
                                                          -----------        ------------           -----------      -------------
   December 31, 1998                                      $   139,883        $  1,479,486           $   730,504      $      10,529
                                                          ===========        ============           ===========      =============



                                                              Non-Participant Directed
                                                          --------------------------------


                                                           Receivables        Total
                                                          --------------------------------
Additions to net assets attributed to:
   Investment Income:
      Net appreciation (depreciation) in fair value of
      investments                                        $          -        $   (228,468)
      Interest                                                      -             289,663
      Dividends                                                     -              77,881
                                                          -----------        ------------
                                                                    -             139,076

   Contributions:
      Employer's                                               18,884             661,430
      Participants'                                            48,767           1,697,066
      Rollovers                                                     -             309,700
                                                          -----------        ------------
                                                               67,651           2,668,196
                                                          -----------        ------------
         Total Additions                                       67,651           2,807,272

Deductions from (returns to) net assets attributed to:
   Distributions paid to participants                               -             516,316
   Administrative expenses                                          -               1,825
                                                          -----------        ------------
         Total Deductions                                           -             518,141
                                                          -----------        ------------

Net Increase (decrease) prior to Interfund transfers           67,651           2,289,131

Interfund transfers (net)                                    (254,868)                  -
                                                          -----------        ------------
   Net increase (decrease)                                   (187,217)          2,289,131

Net Assets Available for Benefits:
   December 31, 1997                                          254,868           4,919,472
                                                          -----------        ------------
   December 31, 1998                                      $    67,651        $  7,208,603
                                                          ===========        ============

The accompanying notes are an integral part of this statement.

              INDYMAC/INDYMAC MORTGAGE HOLDINGS, INC. 401(k) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

NOTE 1 - DESCRIPTION OF PLAN
----------------------------

Effective July 1, 1997, IndyMac Mortgage Holdings, Inc. and IndyMac, Inc. (the "Companies") established and adopted the IndyMac/IndyMac Mortgage Holdings, Inc. 401(k) Plan (the "Plan") for the benefit of their eligible employees. The Plan was established to provide continuation of the benefits provided pursuant to the Countrywide Credit Industries, Inc. 401(k) Plan for participants who transferred employment from Countrywide Credit Industries, Inc. to IndyMac Mortgage Holdings, Inc. or IndyMac, Inc. and to provide retirement savings benefits to new employees of the Companies. The trustee of the Plan is Scudder Trust Company.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all employees of the Companies and provides for retirement, disability, death and termination benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute up to 16% of annual compensation to a maximum of $10,000 of pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans ("rollover contributions"). The Companies may determine, at their discretion, employer matching contributions to be made. Currently, the Companies contribute 75% of the first 3% of the participant's annual compensation that a participant contributes to the Plan and 25% of the second 3% of the participant's annual compensation that a participant contributes to the Plan.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Companies' contributions and Plan earnings. Allocations are based upon the number of units of the Plan in each participant's account. Forfeited balances of terminated participants' nonvested accounts are applied as employer contributions made in advance, and reduce the Companies' future contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Companies' contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant vests at the rate of 20% per year until becoming fully vested after 5 years of service.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employee contributions in any of fourteen investment options. Participants may then change their investment options at any time. Employer contributions are invested in the common stock of IndyMac Mortgage Holdings, Inc. until the participant is fully vested, at which time the participant may elect to transfer their balance in the common stock of IndyMac Mortgage Holdings, Inc. to any of the fourteen investment options. Current investment options are described below.

SCUDDER GROWTH AND INCOME FUND - Monies are invested primarily in income-producing common and preferred stocks of growing established companies.

SCUDDER INTERNATIONAL FUND - Monies are invested in a diversified portfolio of foreign stocks of growing established companies.

SCUDDER INCOME FUND - Monies are invested in high-grade corporate bonds and government securities.

SCUDDER CASH INVESTMENT TRUST - Monies are invested in a diversified portfolio of Treasury Bills, CD's, commercial paper, and other domestic money market securities maturing in less than one year.

IDS NEW DIMENSIONS FUND - Monies are invested in the common stock of U.S. and foreign companies that show strong growth potential.

IDS MUTUAL FUND - Monies are invested in medium to large U.S. and foreign companies' common stock and bonds.

COUNTRYWIDE INSTITUTIONAL GOVERNMENT INCOME FUND - Monies are invested in short-term obligations issued or guaranteed by the U.S. Government.

COUNTRYWIDE UTILITY FUND - Monies are invested in public utilities.

COUNTRYWIDE EQUITY FUND - Monies are invested in the common stock of growing companies with long term capital appreciation potential.

COUNTRYWIDE ADJUSTABLE RATE U.S. GOVERNMENT SECURITIES FUND - Monies are invested in adjustable-rate mortgage-backed securities guaranteed by the U.S. Government.

COUNTRYWIDE INTERMEDIATE TERM GOVERNMENT INCOME FUND - Monies are invested in U.S. Treasury Bonds of 20 years or less.

SCUDDER STOCK INDEX COMMON COLLECTIVE TRUST - Monies are invested in common stocks that seek to match the total return of the Standard & Poors' 500 Stock Index.

COUNTRYWIDE CREDIT INDUSTRIES, INC. COMMON STOCK - Monies are invested in the common stock of Countrywide Credit Industries, Inc.

INDYMAC MORTGAGE HOLDINGS, INC. COMMON STOCK - Monies are invested in the common stock of IndyMac Mortgage Holdings, Inc.

PARTICIPANT NOTES RECEIVABLE

Participants may elect to borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000, or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1 to 5 years up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

On separation from service, a participant may elect to receive an amount equal to the vested value of his or her account through a lump-sum distribution. If the participant has invested in the pooled funds, he or she may elect to receive distributions of whole shares of the pooled funds with fractional shares paid in cash.

FORFEITED ACCOUNTS

At December 31, 1998 and 1997, forfeited nonvested accounts totaled $18,132 and $6,153, respectively. These accounts will be used to reduce future employer contributions.

NOTE 2-SUMMARY OF ACCOUNTING POLICIES
--------------------------------------

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Common stocks are valued based upon the stock price at the last reported sales price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of underlying shares held by the Plan as of year-end. Money market funds and participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on trade-date basis. Interest income is recorded on the accrual method. Dividends are recorded on the ex-dividend date.

NOTE 3-INVESTMENTS
------------------

The Plan's investments are held in a trust fund administered by Scudder Trust Company. The fair values of the following individual investments at December 31, 1998 represented 5% or more of the Plan's net assets as of January 1, 1998:

Scudder Growth and Income Fund                            $1,077,759
Scudder International Fund                                   424,775
Scudder Income Fund                                          331,182
IDS New Dimensions Fund                                      793,419
IDS Mutual Fund                                              390,014
Countrywide Institutional Government Income Fund             403,022
Scudder Stock Index Common Collective Trust                1,029,408
Countrywide Credit Industries, Inc. Common Stock           1,479,486
IndyMac Mortgage Holdings, Inc. Common Stock                 730,504

NOTE 4-PLAN TERMINATION
-----------------------

Although it has not expressed any intent to do so, the Companies have the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

NOTE 5-TAX STATUS
-----------------

The Internal Revenue Service has determined and informed the Company by letter dated June 23, 1998 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the Plan is not subject to tax under present income tax law. The Benefits Committee is not aware of any course of action or events that have occurred that might adversely affect the Plan's qualified status.

NOTE 6-ADMINISTRATIVE EXPENSES
------------------------------

Fees for the investment management services for the Plan are paid by the Companies. These fees amounted to $13,828 for the year ended December 31, 1998.

                            Supplemental Schedules


              IndyMac/IndyMac Mortgage Holdings, Inc. 401(k) Plan
          Line 27a - Schedule of Assets Held for Investment Purposes
                               December 31, 1998

                (a)                                        (b)                            (c)            (d)             (e)
Identity of Issue, Borrower, Lessor or Similar Party    Description of Investment     Units/Shares       Cost       Current Value
----------------------------------------------------    -------------------------     ------------    -----------   -------------
Assets
   Shares of registered investment companies:
     Scudder Growth and Income Fund                       Mutual Fund                 40,964          $ 1,129,976   $ 1,077,759
     Scudder International Fund                           Mutual Fund                  8,722              432,104       424,775
     Scudder Income Fund                                  Mutual Fund                 25,014              338,654       331,182
     Scudder Cash Investment Trust                        Mutual Fund                    370                  370           370
     IDS New Dimensions Fund                              Mutual Fund                 27,506              688,475       793,419
     IDS Mutual Fund                                      Mutual Fund                 29,946              412,468       390,014
     Countrywide Institutional Government
      Income Fund                                         Mutual Fund                403,022              403,022       403,022
     Countrywide Utility Fund                             Mutual Fund                  9,707              155,301       171,522
     Countrywide Equity Fund                              Mutual Fund                  4,491               83,279        94,888
     Countrywide Adjustable Rate U.S. Government
      Securities Fund                                     Mutual Fund                  5,333               52,181        51,358
     Countrywide Intermediate Term Government
      Income Fund                                         Mutual Fund                  1,170               12,693        12,833
   Scudder Stock Index Common Collective Trust            Common Collective Trust     30,339              847,303     1,029,408
   Countrywide Credit Industries, Inc.
    Common Stock                                          Common Stock                29,478            1,265,002     1,479,486
   IndyMac Mortgage Holdings, Inc. Common Stock           Common Stock                69,155            1,485,929       730,504
   Participant notes receivable                                                         --                139,883       139,883
   Other                                                                                --                 10,529        10,529
                                                                                                     ------------   -----------
        Total                                                                                         $ 7,457,169   $ 7,140,952
                                                                                                      ===========   ===========

              IndyMac/IndyMac Mortgage Holdings, Inc. 401(k) Plan
                 Line 27d-Schedule of Reportable Transactions
                         Year Ended December 31, 1998

   (a)                        (b)                                      (c)            (d)         (g)        (h)           (i)
 Identity of                                                         Purchase       Selling       Cost     Current         Net
Party Involved        Description of Assets          Units            Price          Price      of Asset    Value     Gain or (Loss)
------------------------------------------------------------------------------------------------------------------------------------
Category (ii) - individual transactions in excess
                of 5 percent of plan assets:

Scudder        Countrywide Credit Industries, Inc.
               Common Stock                         14,419          $       -     $ 678,635     $ 618,280  $ (678,635) $   60,355
Scudder        IndyMac Mortgage Holdings, Inc.
               Common Stock                         19,881            529,335             -       529,335     529,335           -


Category (iii) - series of transactions in excess
                 of 5 percent of plan assets:

Scudder        Scudder Growth and Income Fund       22,694          $ 633,419     $       -     $ 633,419  $ 597,181   $        -
Scudder        Scudder International Fund            6,100            316,285             -       316,285    297,062            -
Scudder        Scudder Income Fund                  24,251            328,697             -       328,697    321,086            -
Scudder        IDS New Dimensions Fund              13,648            359,166             -       359,166    393,753            -
Scudder        IDS Mutual Fund                      18,641            257,559             -       257,559    242,712            -
Scudder        Countrywide Institutional
               Government Income Fund              279,894            279,894             -       279,894    279,894            -
Scudder        Scudder Stock Index Common
               Collective Trust                     16,364            483,197             -       483,197    555,235            -
Scudder        Countrywide Credit Industries, Inc.
               Common Stock                         19,584                  -       915,301       612,533    982,933      302,768
Scudder        IndyMac Mortgage Holdings, Inc.
               Common Stock                         67,736          1,449,222             -     1,449,222    715,296            -


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